Exhibit (11)(d)

Amended and Restated Investment Management Services Agreement

Between College Retirement Equities Fund and

TIAA-CREF Investment Management, LLC

SCHEDULE B

2020 Reimbursement Rates

Annual Expense Deductions (as a percentage of average net assets)

For the period May 1, 2020 through April 30, 2021

Stock Account—All Classes	0.115%

Global Equities Account—All Classes	0.090%

Growth Account—All Classes	0.045%

Equity Index Account—All Classes	0.020%

Bond Market Account—All Classes	0.050%

Inflation-Linked Bond Account—All Classes	0.020%

Social Choice Account—All Classes	0.045%

Money Market Account—All Classes	0.020%

Date: Effective May 1, 2020 in accordance with prior approval by the CREF Board on March 26, 2020.